Reed Smith LLP
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VIA EDGAR

July 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Miami International Holdings, Inc. Amendment No. 6 to Draft Registration Statement on Form S-1 Submitted April 7, 2023 CIK No. 0001438472

Dear Ms. Bednarowski:

On behalf of Miami International Holdings, Inc., a Delaware corporation (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 15, 2023, regarding Amendment No. 6 to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 7, 2023 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 7 to the Company’s DRS with the Commission through EDGAR (the “Amended DRS”), which reflects the Company’s responses to the comments received by the Staff and certain other updated disclosures. All page references in the responses set forth below refer to page numbers in the Amended DRS.

Amendment No. 6 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Company, page 1

1.	We note that you intend to launch a fourth Taker-Maker U.S. options exchange in early 2024. Please disclose what crypto assets, if any, will be or are expected to be traded on this platform.

Response: The Company advises the Staff that no crypto assets will be traded on its fourth U.S. options exchange. Please see the disclosure on pages 7 and 41 of the Amended DRS with respect to this statement.

U.S. Securities and Exchange Commission

July 28, 2023

Our Growth Strategy
Expanding into the emerging, regulated cryptocurrency and digital asset markets, page 8

2.	Please revise your disclosure on page 9 relating to the Bermuda regulatory environment to clarify that any crypto asset or crypto asset products launched on BSX would not be made available to U.S. persons and that you would, in consultation with counsel, implement appropriate procedures to ensure that any investors in these products meet the eligibility requirements of such products. In this regard, we note your disclosure on page 136.

Response: The Company advises the Staff that it has clarified that it anticipates that these products would not be made available to U.S. persons unless such persons are eligible under applicable law and the Company would, in consultation with counsel, implement appropriate procedures to ensure that the investors in any products meet the eligibility requirements of such products. Please see the disclosure on pages 11 and 173 of the Amended DRS with respect to such statements.

The Offering, page 14

3.	Please enhance your disclosure here as well as on pages 68, 70, and 207 to clarify what happens to the outstanding options to acquire preferred stock and non-voting common stock upon the IPO.

Response: The Company has added disclosure on pages 16, 75, 77, and 256 of the Amended DRS, which clarifies that upon an initial public offering of the Company’s common stock (an “IPO”), outstanding options to acquire shares of preferred stock and non-voting common stock of the Company will convert into options to acquire voting common stock.

Risk Factors, page 21

4.	Refer to your added disclosure on page 155. Please add a risk factor addressing the risks related to conducting settlement processes for physically settled crypto asset-related products through the Bakkt Warehouse.

Response: The Company has added disclosure on page 31 of the Amended DRS addressing the risks related to conducting settlement processes for physically settled crypto asset-related products through the Bakkt Warehouse.

Risks Related to Our Growth Strategy
We intend to opportunistically pursue potential acquisitions and strategic alliances, page 34

5.	We note your disclosure that you intend to opportunistically pursue potential acquisitions. Please tell us whether you have any current plans, arrangements or agreements for any acquisitions. In this regard, we note media reports that you are seeking to acquire LedgerX, which is being sold in FTX’s bankruptcy proceedings.

Response: The Company advises the Staff that, as disclosed in the prospectus, as part of the Company’s growth strategy, it continually evaluates potential acquisition opportunities and has plans to enter into strategic acquisitions in the future, however, as of the date of this letter, the Company does not have any current arrangements or agreements for any acquisitions, other than as disclosed in the Amended DRS. In this regard, the Company advises the Staff that it completed its acquisition of LedgerX on May 19, 2023. The Amended DRS has been updated to include disclosure related to LedgerX. Please see the disclosure on pages 3, 5, 9, 12-13, 34-37, 91-92, 160, 163-165, 171, 173, 175, and 190-198 and other places in the Amended DRS with respect to LedgerX and the LedgerX historical and pro forma financial statements included in the Amended DRS.

U.S. Securities and Exchange Commission

July 28, 2023

Risks Related to Legal and Regulatory Matters
There are significant regulatory hurdles to launching new crypto-based products, page 43

6.	We note your disclosure on pages 45, 136 and 153 that you could be subject to judicial or administrative sanctions for acting as a broker, dealer, or national securities exchange without appropriate registration. Please revise to disclose that you could be subject to judicial or administrative sanctions for acting as a clearing agency without appropriate registration.

Response: The Company has revised the disclosure on pages 52 and 205 of the Amended DRS, to note that the Company could be subject to judicial or administrative sanctions for acting as a clearing agency without appropriate registration.

Changes to the legislative or regulatory environment may impose new or unanticipated burdens, page 45

7.	Please revise your disclosure here and on page 159 to clarify the status of SEC proposals as proposed rulemakings and not legislation.

Response: The Company has revised the disclosure on pages 53 and 204-205 of the Amended DRS to clarify the status of SEC proposals as proposed rulemakings and not legislation.

Our exchanges have self-regulatory obligations that may create conflicts of interest, page 48

8.	Please revise your disclosure to identify which category of U.S. exchanges are responsible for identifying possible violations of the securities laws, and whether such responsibilities extend to derivatives transactions.

Response: The Company has revised the disclosure on page 55 of the Amended DRS to identify which category of U.S. exchanges are responsible for identifying possible violations of the securities laws, and whether such responsibilities extend to derivatives transactions.

Risks Related to This Offering and Our Common Stock
Our amended and restated certificate of incorporation contains provisions that set ownership and voting limitations, page 55

9.	Please revise your disclosure to clarify to whom prior notice with respect to ownership and exercise of voting power of your capital stock must be given.

Response: The Company has revised the disclosure on page 63 of the Amended DRS to add that prior notice with respect to ownership and exercise of voting power of its capital stock must be given to its board of directors.

U.S. Securities and Exchange Commission

July 28, 2023

Capitalization, page 67

10.	We note that your offering includes shares of common stock by selling shareholders. Please enhance your disclosures to explain how the conversion of all the outstanding shares of Series B convertible preferred stock and nonvoting common stock will be effected, is probable and clarify the underlying terms of these issuances as disclosed in Note 16. Equity, beginning on page F-35 as necessary.

Response: The Company has added disclosure on page 75 of the Amended DRS, which enhances the explanation of how the conversion of all the outstanding shares of the Company’s Series B convertible preferred stock and nonvoting common stock will be effected, is probable and to clarify the underlying terms of these issuances as disclosed in Note 16 to the Company’s Financial Statements, beginning on page F-36.

11.	Your total capitalization agrees to the total amount of your liabilities and stockholders’ deficit as shown on page F-3, and not your capitalization, and does not foot. Please revise so that the capitalization table properly foots.

Response: The Company has revised the capitalization table on page 74 of the Amended DRS.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 73

12.	Please revise so that the amounts shown for your historical weighted-average shares and income per share agree to page F-4. Since we note that the pro forma weighted-average shares agree to your historical amounts on page F-4, tell us whether the pro forma weighted-average shares are based on the weighted-average number of shares outstanding during the period adjusted to give effect to the number of shares issued to consummate the transaction as if the shares were outstanding as of the beginning of the period presented. Refer to Item 11-02(a)(9)(ii).

Response: The Company has revised the historical weighted-average shares and income per share shown on the unaudited pro forma condensed combined statement of operations on page 86 to agree to page F-5 of the Amended DRS. Additionally, the Company has revised the pro forma weighted-average shares and income per share to reflect that the weighted-average number of shares outstanding during the period was adjusted to give effect to the number of shares issued as part of the consideration to acquire Dorman Trading as if the shares were outstanding as of the beginning of the period presented.

Note 2. Purchase Price Allocation, page 74

13.	Please provide a table showing the components of the total consideration transferred and disclose how they were measured. For the contingent consideration, also provide any disclosures required by Item 11-02(a)(11)(ii)(A) of Regulation S-X.

Response: The Company has revised its disclosure on page 88 to include a table showing the components of total consideration transferred and how they are measured. The Company has included disclosures for contingent consideration as required by Item 11-02(a)(11)(ii)(A) of Regulation S-X, describing the arrangement and the basis for determining the amount of payment.

14.	Since you disclose that the assets and liabilities assumed are reflected at their preliminary estimated fair values, please include a prominent statement that the accounting is incomplete and provide any disclosures required by Item 11-02(a)(11)(ii)(B).

Response: The Company has included a prominent statement that the accounting for the assets and liabilities acquired is incomplete on page 88 of the Amended DRS to address the Staff’s comment.

U.S. Securities and Exchange Commission

July 28, 2023

Notes to Pro Forma Condensed Combined Information
Note 1. Basis of Presentation, page 74

15.	You disclose that the pro forma financial statements reflect events that are directly attributable to the combination, factually supportable, and expected to have a continuing impact on the combined results. Please revise your presentation consistent with the recent amendment to Item 11-02(a)(6)(i)(B) of Regulation S-X. Refer to Release 33-10786.

Response: The Company has updated its presentation within the Introduction section and Note 1 of the Unaudited Pro forma condensed combined financial information on pages 79 and 87 of the Amended DRS to include disclosures as required by amendments to Item 11-02(a)(6)(i)(B) of Regulation S-X. The Company has updated its disclosure to further clarify that the Company has elected not to present management’s adjustments and will only be presenting transaction accounting adjustments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model
Futures, page 77

16.	Please tell us why you disclose that Dorman Trading will be included in the Futures segment. Since you acquired Dorman Trading in October 2022, disclose what segment Dorman Trading is included in for 2022.

Response: The Company has revised its disclosure on page 92 of the Amended DRS to clarify that Dorman Trading is included within the Futures segment as of October 19, 2022, the acquisition date.

Results of Operations
Comparison of the Years Ended December 31, 2022 and 2021, page 83

17.	Please revise your disclosures to clearly reflect that adjusted revenues less cost of revenue is a non-GAAP measure. Refer to Question 100.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company has revised its disclosures on pages 128 and 129 of the Amended DRS to clearly reflect that adjusted revenues less cost of revenue is a non-GAAP measure.

18.	Please tell us how the adjustments for impairment of Pyth tokens, the provision for CAT notes receivable, and cash bonuses to directors are consistent with Item 10(e)(1)(ii)(B) of Regulation S-K as these appear to be elective, cash based, necessary operating costs and Pyth tokens were received in exchange for data services provided. Refer to Questions 100.01 and 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company advises the Staff it believes that the adjustments for impairment of Pyth tokens, certain provision for CAT Notes receivable, and cash bonuses to directors are consistent with the requirement of Item 10(e)(1)(ii)(B) of Regulation S-K.

The impairment of the Pyth tokens was due to the Company’s inability to access the tokens which were held in an FTX account at the time FTX filed for bankruptcy and was not because of a change in fair value of the Pyth tokens. In addition, a similar impairment event has not occurred “repeatedly or occasionally” as defined in Question 100.01 and therefore, the Pyth impairment does not qualify as a recurring expense. Furthermore, the Company advises the Staff that no expense triggered by a similar event was recognized previously and views the triggering event as unlikely to recur in the next two years as referenced in questions 102.03.

U.S. Securities and Exchange Commission

July 28, 2023

Similarly, the cash bonuses to directors has not occurred “repeatedly or occasionally” as defined in Question 100.01. Furthermore, the Company confirms that no similar bonus was paid previously or is expected to be paid in the next two years as referenced in question 102.03.

With respect to CAT Notes, the Company started acquiring these notes in 2018 as required to fund the consolidated audit trail. Between 2018 and 2021 the Company estimated it would recover 75% of the face value of the CAT notes outstanding as stated in the funding models presented by the SRO’s, and therefore reserved for 25% of each CAT note acquired during that time period. In 2022, the Company revised its estimate of recoverability to 67% based upon adjustment made by the SRO’s to the funding model at that time. The $3.0 million non-GAAP adjustment to the provision for notes receivable represents only the impact of the change in recoverability on CAT Notes acquired in historical periods prior to the change in estimate and therefore does not impact liquidity in 2022. As such, the Company excludes this non-cash item when calculating debt to earnings covenants in accordance with the Company’s senior secured loan agreement as noted in the MD&A. Similarly, the Company also excludes non-recurring expenses such as the Pyth impairment and cash bonuses paid to directors. Based on guidance detailed in Question 102.09 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company excludes these expenses when calculating Adjusted EBITDA in the MD&A.

19.	Where a material change in a line item is attributed to two or more factors, including offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise your disclosures accordingly. Refer to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: The Company has updated the disclosures throughout MD&A to address the Staff's comment.

Key Business Metrics, page 86

20.	You disclose that three customers accounted for a significant amount of your total revenues during the years ended December 31, 2022, 2021 and 2020. Please disclose the level of recurring customers and or revenues, for the periods presented.

Response: As disclosed on page 96 of the Amended DRS, while the Company has historically had certain recurring customers, no customer is contractually or otherwise obligated to continue to use the Company's services and there is no assurance that recurring customers or revenues will continue in future periods. As such, the Company does not believe it is appropriate to include disclosure referencing the level of recurring customers or revenues.

Critical Accounting Policies and Estimates
Common Stock Valuation, page 116

21.	Once you have an estimated offering price or range, tell us the reasons for any differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. Please discuss with the staff how to submit your response.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company does not currently have an estimated offering price or range. The Company intends to submit a supplemental letter to the Staff addressing any differences between recent valuations of the common stock leading up to the IPO and the estimated offering price once the estimated price range is determined.

Our Competitive Strengths
Successful History of M&A and Strategic Investments, page 133

22.	Please tell us whether you continue to have investments in Lukka, Inc., MEEG Holdings Limited, Vesica Technologies, Inc., Stratifi Technologies, Inc., Diamond Standard Inc. and OptionsAI, Inc. To the extent that you continue to have these investments or others, and to the extent that such investments are material, please disclose your holdings in such companies as well as the material terms of any agreements you have with such companies.

U.S. Securities and Exchange Commission

July 28, 2023

Response: The Company advises the Staff that it continues to have investments in Lukka, Inc., MEEG Holdings Limited, Vesica Technologies, Inc., Stratifi Technologies, Inc., Diamond Standard Inc. and OptionsAI, Inc., however, the Company does not believe that any of such investments are material and accordingly has not included the terms of any agreements with such companies.

Our Growth Strategy
Expanding into the emerging, regulated cryptocurrency and digital asset markets, page 135

23.	We note your disclosure here that you believe you have a unique opportunity to develop and launch regulated products in the crypto assets markets and that, in the near term, you plan to launch cash-settled futures contracts on MGEX on certain crypto assets such as Bitcoin. Please expand your disclosure here and in your risk factors section to provide examples of how the bankruptcies of FTX and other companies in the crypto asset markets have brought increased scrutiny to the crypto asset industry and how such scrutiny may impact your plans to develop and launch products in the crypto asset markets. For example, describe any risks related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets, and any material pending crypto-related legislation or regulation that has or may impact such plans to launch new products.

Response: The Company has revised its disclosure to delete the statement that the Company believes it has a unique opportunity to develop and launch regulated products in the crypto assets markets, and to insert a discussion that it does plan to launch products on MGEX in the future and these may include cash-settled futures contracts on MGEX on certain crypto assets such as Bitcoin. Please see the disclosure on pages 7-8, 10, 169, and 171 of the Amended DRS with respect to such statements.

The Company also has expanded its disclosure on pages 8, 10, 34-35, 42, 52, 169, and 172 of the Amended DRS to provide examples of how the bankruptcies of FTX and other companies in the crypto asset markets have brought increased scrutiny to the crypto asset industry and how such scrutiny may impact the Company’s plans to develop and launch products in the crypto asset markets.

The Company has also added disclosure describing the risks related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets, and any material pending crypto-related legislation or regulation that has or may impact such plans to launch new products. Please see the disclosure on pages 51-52 and 204-205 of the Amended DRS, with respect to such statements.

Further monetizing and enhancing our data and analytics capabilities, page 136

24.	Refer to your response to comment 15, and please disclose the substance of your response in your amended registration statement. Also disclose when BSX will receive its earned Reward PYTH Tokens and how many tokens BSX has earned but not yet received. In addition, we note that BSX plans to hold any replacement PYTH tokens that it receives for the now-inaccessible PYTH tokens, as well as any PYTH tokens it receives in exchange for data provided to the PYTH network in a non-FTX replacement account or hot wallet. Please disclose whether you currently have any agreements with a third-party custodian and, if so, please describe the material terms of the agreement. Also briefly describe the risks of using a hot wallet in your risk factors section.

Response: The Company has reviewed its response to comment 15, and added disclosure of the substance of its response in the Amended DRS. The Company has also added disclosure regarding the PYTH Tokens. Please see the disclosure on pages 10-11 and 172 of the Amended DRS with respect to such statements.

U.S. Securities and Exchange Commission

July 28, 2023

Regulatory Environment and Compliance
U.S. Regulation – Dorman Trading, page 154

25.	We note your responses to prior comments 14 and 17. Please disclose comparable Dorman crypto-related futures activity, including total contracts traded, open interests, the notional value and your exposure to loss.

Response: The Company has reviewed its responses to prior comments 14 and 17 and has added disclosure of comparable Dorman crypto-related futures activity in the Amended DRS. However, the Company does not believe that that actual number of contracts traded, open interests, or notional value or its exposure to loss was material and therefore did not include disclosure of these items in the Amended DRS. Please see the disclosure on pages 200-201 of the Amended DRS with respect to such statements.

The Company has also updated information for the Bitnomial contracts cleared by MGEX. Please see the disclosure on page 188-189 of the Amended DRS with respect to such information.

Experts, page 228

26.	Please tell us why you do not make reference to Ryan & Juraska LLP as experts.

Response: The Company has added a reference to Ryan & Juraska LLP on page 277. In addition, Grant Thornton LLP, independent auditor for LedgerX LLC, was also added as an additional expert on page 277 of the Amended DRS.

U.S. Securities and Exchange Commission

July 28, 2023

Miami International Holdings, Inc.
Consolidated Balance Sheets, page F-3

27.	Please revise the line items on the balance sheets for the following:

•	Your largest liability, puttable common stock, should be shown separately and not included within the line item other non-current liabilities.

•	Your preferred stock should be labeled to show that it is convertible.

Response: The Company advises the Staff that it has revised the description of the line item “Other non-current liabilities” to “Puttable common stock and other non-current liabilities” on the balance sheets. References to “other non-current liabilities” account throughout the Amended DRS were also revised to conform with the new description. The Company believes that such presentation and disclosure of the puttable common stock liability within footnote 9 is in accordance with presentation and disclosure requirements of Regulation S-X 5-02. Generally, S-X 5-02 requires an entity to state separately, in the balance sheet or in a note thereto, any other liabilities with amounts in excess of 5% of total liabilities. Further, ASC-825-10-45-1A requires an entity to present financial assets and liabilities either on the statement of financial position or the accompanying notes.

The Company has revised the presentation of the Consolidated Balance Sheets on page F-4 and all other applicable sections of the Amended DRS to address the Staff's comment under the second bullet above.

Consolidated Statements of Operations, page F-4

28.	Please tell us whether costs included in cost of revenues represent all of your costs of revenue, including compensation, depreciation, etc. or just your transaction-based expenses. Refer to SAB Topic 11.B.

Response: The Company advises the Staff that only transaction-based expenses are included in the cost of revenues and that the Company does not allocate any compensation expenses, depreciation or any other expenses in its cost of revenue.

Note 3. Business Combinations Dorman Trading Acquisition, page F-16

29.	Please respond to the following:

•	Disclose the date used to value the consideration. Refer to ASC 805-30-50-1(b).

•	Disclose the method used to determine the fair value of the common stock issued. Refer to ASC 805-30-50-1(b)(4).

Response: The Company acknowledges the SEC's comment and has updated its disclosure on page F-17 of the Amended DRS. The Company advises the Staff that the consideration was valued as of the date of acquisition.

The Company engaged a third party to assist the Company to determine the fair value of its common stock. The fair value of the common stock is determined based upon a variety of factors including two weighted scenarios. The first scenario utilized an IPO exit through a probability-weighted expected return method, while the second scenario utilized a non-IPO exit through the use of discounted cash flow and guideline public company methodologies. The Company determined the estimated fair value of the contingent consideration using a Monte Carlo simulation approach, which required the use of assumptions, such as projected future net sales, discount rates, and volatility rates.

U.S. Securities and Exchange Commission

July 28, 2023

Unaudited Pro Forma Financials, page F-18

30.	Please reconcile for us the difference between the pro forma net income for 2022 on page F-18 with the pro forma net income for 2022 on page 73.

Response: The Company advises the Staff that the difference between pro forma net income for 2022 on page F-19 and page 86 is due to differences in the applicable rules. In accordance with ASC 805-10-50-2(h)(3) with respect to the disclosure of earnings of the combined entity if comparative financial statements are presented, the Dorman Trading acquisition that occurred during the current year was accounted for as though it had occurred as of the beginning of the comparable prior annual reporting period. Accordingly, the pro forma net income for 2022 on page F-19 of the Amended DRS was calculated as if the Dorman Trading acquisition occurred on January 1, 2021.

In contrast, the pro forma net income for 2022 on page 86 of the Amended DRS was calculated in accordance with Regulation S-X Rule 11-02(c)(2)(i) where the pro forma condensed statements of comprehensive income should be prepared as if the transaction had taken place at the beginning of the latest fiscal year included in the filing. Accordingly, the Dorman Trading acquisition was accounted for as if it occurred on January 1, 2022 as the Company’s latest fiscal year included in the filing is for the year ended December 31, 2022.

Below is the reconciliation of the 2022 pro forma net income between the amount disclosed on pages F-19 and 86 of the Amended DRS determined in accordance with Regulation S-X:

Net income in 2022 on page F-19 as if the acquisition occurred on January 1, 2021	$57,155
Minus acquisition-related costs recorded for the year ended December 31, 2021	(2,407)
Net income in 2022 (excluding the impact of LedgerX LLC) on page 86 as if the acquisition occurred on January 1, 2022	$54,748

U.S. Securities and Exchange Commission

July 28, 2023

Note 4. Revenue Recognition
Consideration Payable to a Customer, page F-20

31.	We acknowledge your response to comment 18. On page 80, you disclose that you offer liquidity payments that exceed or are higher than transaction fees resulting in inverted pricing to attract order flow. Please address the following:

•	Tell us how liquidity payments are determined and or calculated and whether the liquidity payments exceed the fair value of the distinct goods or services provided to you by your customer.

•	Tell us if you account for liquidity payments that result in inverted pricing differently than liquidity payments that are less than transaction fees.

Refer to ASC 606-10-32-25 and 32-26.

Response: The Company advises the Staff that liquidity payments are determined based on published rates which the Company may update from time to time as part of its pricing strategies. The Company further advises the Staff that liquidity payments do not exceed the fair value of the distinct service (i.e., provision of liquidity) provided by its customers. Liquidity payments are in the form of cash (settled net of the transaction fees revenue) and represent the value of the benefits (e.g., enhanced order flow, higher marker share) that the Company expects to obtain from the enhanced liquidity provided by its customers.

The Company advises the Staff that all liquidity payments are accounted for as consideration payable to a customer in accordance with ASC 606-10-32-25 and 32-26 and, therefore, the Company does not account for liquidity payments that result in inverted pricing differently than liquidity payments that are less than transaction fees.

32.	You disclose that liquidity payments are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the payment is provided. On page 79, you disclose that liquidity payments are classified within cost of revenues in the consolidated statement of operations and you classify liquidity payments within cost of revenues in the consolidated statements of operations on page F-4. Please reconcile and revise your disclosures accordingly.

Response: The Company advises the Staff that it has revised the disclosure on page F-21 of the Amended DRS to reconcile the Company’s policy on liquidity payments with page 95 of the Amended DRS.

Note 11. Goodwill and Intangible Assets, page F-27

33.	You disclose that BSX received Pyth tokens in exchange for certain data provided by BSX to the Pyth Network. Please tell us why you classified the impairment of the Pyth tokens within non-operating expenses since payment for services is part of your operating activities.

Response: The Company advises the Staff that the Company accounted for Pyth tokens as intangible assets under ASC 350-30. The Company classified the impairment of the Pyth tokens within non-operating expenses as ASC 350-30 does not address the income statement classification. The Pyth tokens were held in the custody of FTX. The impairment was triggered by inaccessibility of the tokens due to the FTX bankruptcy as opposed to a decline in fair value due to price movement. Due to the nature of the impairment driver, failure of custodian, the Company reported this impairment as a non-recurring expense.

U.S. Securities and Exchange Commission

July 28, 2023

Note 14. Fair Value Measurement
Fair Value of Assets and Liabilities, page F-31

34.	Refer to the table at the top of page F-32. Please tell us the significant factors that caused your common stock price to decline from $12.89 in 2021 to $9.92 in 2022.

Response: The fair value of the common stock is determined quarterly by a 409A analysis which is performed by an independent third-party. The fair value of the common stock was determined based upon a variety of factors, including two weighted scenarios. The first scenario utilizes an IPO exit through a probability weighted expected return method, while the second scenario utilized a non-IPO exit through the use of discounted cash flow and guideline public company methodologies. The decline in stock price from $12.89 in 2021 to $9.92 was primarily due to the decline in the IPO exit valuation which is impacted by the adverse market conditions related to the IPO market and the decline in the discounted cash flow valuation.

U.S. Securities and Exchange Commission

July 28, 2023

Note 16. Equity
Common Stock, page F-35

35.	Please respond to the following:

•	Disclose the terms of the non-voting common stock, including whether and how the stock may become voting common stock. Refer to ASC 505-10-50-3.

•	You interchangeably refer to warrants and common stock issued under your ERP programs as “redeemable” and or “puttable”. Clarify whether the redeemable common stock is the puttable common stock related to the ERP program and conform references throughout your disclosures. If not, disclose the significant terms, accounting policies and classification of the redeemable stock.

•	Disclose dividend terms.

Response: The Company has added disclosure of the terms of the non-voting stock including how the non-voting stock may become voting common stock on page F-36 of the Amended DRS.

The Company advises the Staff that the redeemable common stock is the puttable common stock related to the ERP program. The Company has revised the disclosure on page F-36 to refer to puttable common stock to conform references.

The Company has added the disclosure of dividend terms on page F-36 of the Amended DRS in response to the Staff's comment in the third bullet above.

36.	Please provide us with an analysis of the valuation of your puttable common stock and other equity issuances during fiscal 2022 and 2023, including the method used for determining fair value and the nature of the material assumptions, whether the valuations were contemporaneous, the weightings applied, the determination of comparable companies, and any discounts. Relate the analysis to key milestones in your development. Please discuss with the staff how to submit your response.

Response: The Company refers the Staff to its response to Comment 21 and advises the Staff that it will address this comment in the supplemental letter it plans to submit in response to Comment 21 given the overlap in the analysis.

Preferred Stock, page F-35

37.	Please tell us the current status of and accounting for the contingent promissory notes given to the Series A preferred shareholders.

Response: The Company has updated its disclosure on page F-37 of the Amended DRS to clarify that the contingent promissory notes are outstanding as of the reporting periods. The promissory note is payable in the event of liquidation, dissolution or winding up the affairs of the Company.

Equity Rights Program, page F-37

38.	With respect to the ERP warrants and puttable common stock, please respond to the following:

•	Disclose where you include the ERP warrants in the tables on page F-37.

•	Disclose how many of each series are outstanding as of December 31, 2022 and 2021.

•	Disclose the number of puttable common shares outstanding as of December 31, 2022 and 2021.

•	Disclose the terms that will cause the termination of the put rights.

U.S. Securities and Exchange Commission

July 28, 2023

Response: The Company has revised the description of one of the warrants categories in the tables on pages F-38 and F-39 from “Issued to Strategic Investors” to “Issued to Strategic Investors under ERPs” to clarify that those warrants were issued in connection with the ERP.

The Company also has added disclosure on page F-42 of the Amended DRS to address the Staff’s comment.

The Company has also added disclosure of the number of puttable common shares outstanding as of December 31, 2022 and 2021 in the first paragraph of Note 16 on page F-36 of the Amended DRS.

The Company has also added disclosure on page F-40 of the Amended DRS to address the Staff’s comment with respect to the terms that will cause the termination of the put rights.

Note 17. Share-based Compensation
Stock Options, page F-41

39.	Please revise the presentation to separately reflect the information for the stock options for preferred stock and stock options for nonvoting common stock.

Response: The Company advises the Staff that the options to purchase shares of preferred stock were granted to the Company’s directors, employees and consultants under the 2008 Director Stock Incentive Plan and the 2008 Employee and Consultant Stock Incentive Plan (the “2008 Plans”) which were terminated on May 26, 2018. The number of outstanding and exercisable stock options for preferred stock (2,241,833 and 3,041,835 shares as of December 31, 2022 and 2021, respectively) has been declining and is expected to continue to wind down as the grantees exercise these options. Additionally, the share-based compensation expense related to the 2008 Plans was immaterial in 2021 and 2020 and had already been fully recognized as of December 31, 2021.

To provide information regarding the insignificance and status of the stock options for preferred stock relative to the Company’s overall stock incentive plans, the Company has added disclosure on page F-43 of the Amended DRS.

Note 18. Segment Reporting, page F-44

40.	Please respond to the following:

•	You refer to intersegment eliminations under corporate and other but those eliminations are not obvious in the reconciliations. In addition, we do not see any reconciling items. Please advise. Refer to ASC 280-10-50-31.

•	Disclose the significant components included in corporate and other operating expenses. Refer to ASC 280-10-50-22.

Response: The Company advises the Staff that the intersegment eliminations were not material for the periods presented. For the year ended December 31, 2022, Corporate and Other included intersegment elimination of revenue and expense amounted to $2.1 million and $2.1 million. For the year ended December 31, 2021, Corporate and Other included intersegment elimination of revenue and expense amounted to $2.2 million and $2.2 million. There were no intersegment revenue and expense eliminations in 2020.

The Company has added disclosures regarding the significant components included in corporate and other operating expenses on page F-48 of the Amended DRS.

U.S. Securities and Exchange Commission

July 28, 2023

On behalf of the Company, thank you for your review of this letter and the Amended DRS. If you have any further comments or questions, please do not hesitate to contact me by telephone at (212) 549-0241 or by email to hkozlov@reedsmith.com (or Danielle Carbone by telephone at (212) 549-0229 or by email to dcarbone@reedsmith.com or Wendy Grasso by telephone at (212) 549-0216 or by email to wgrasso@reedsmith.com).

Very truly yours,

/s/ Reed Smith LLP

Herbert Kozlov For Reed Smith LLP

cc:	Barbara Comly, Esq. Miami International Holdings, Inc.

Paul Tropp, Esq.
Ropes & Gray LLP